Binah Capital Group, Inc.
17 Battery Place, Room 625
New York, NY 10004

February 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Susan Block
John Dana Brown Michael Henderson Robert Klein

Re:	Binah Capital Group, Inc.
Amendment No. 6 to Registration Statement on Form S-4
Filed February 6, 2024
File No. 333-269004

Ladies and Gentlemen:

This letter is submitted in response to the oral comments (the “Oral Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on February 9, 2024 in respect of Binah Capital Group, Inc.’s (“we”, “our” or “us”) Amendment No. 6 to the Registration Statement on Form S-4, filed with the Commission on February 6, 2024. Concurrently with this response, we are filing Amendment No. 7 to our Registration Statement on Form S-4 (the “Amendment.) Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

In response to Oral Comments, the Company has made the following revisions to the Registration Statement:

•	We have completed the information where blanks appeared throughout the Amendment;

•	We have attached the signed legal opinions of Shearman & Sterling LLP as Exhibits 5.1 and 8.1 (which include the consent of Shearman & Sterling LLP referenced in Exhibits 23.3 and 23.4); and

•	We have attached the form of proxy card for the special meeting of the stockholders of Kingswood Acquisition Corp. as Exhibit 99.7.

* * *

Thank you for your attention to this matter. We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Michael Nessim
Michael Nessim
Chief Executive Officer

cc:	Penny Minna, Esq.
DLA Piper LLP (US)